February 8, 2008

Mr. Gregory E. Smith
Chief Financial Officer
Federal Trust Corporation
312 West 1st Street
Sanford, Florida 32771

Re:

> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 001-31724**

Dear Mr. Smith:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon M. Blume
Reviewing Accountant